[redacted]

11021500

SEC Mail Processing
Section

MAY 3 1 2011

Washington, DC
110

*AB
6/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2010 (MM/DD/YY) AND ENDING 03/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bennett Ross, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 East 15th Street, Suite 405
(No. and Street)

Fort Worth (City) Texas (State) 76102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth N. Wiseman, II 817-900-8454
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Decosimo and Company, PLLC
(Name – *if individual, state last, first, middle name*)

Suite 1100 - Two Union Square, Chattanooga, Tennessee 37402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
6/2

OATH OR AFFIRMATION

I, Kenneth N. Wiseman, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bennett Ross, Inc., as of March 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres/CEO

Title

Notary Public

NOTARY PUBLIC
ANTHONY TE
STATE OF COLORADO
My Comm. Exp. 11-08-2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENNETT ROSS, INC.

CONTENTS

SUPPLEMENTARY INFORMATION

DECOSIMO
CERTIFIED PUBLIC ACCOUNTANTS

Joseph Decosimo and Company, PLLC
Suite 1100 - Two Union Square
Chattanooga, TN 37402
www.decosimo.com

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholder
Bennett Ross, Inc.
Fort Worth, Texas

We have audited the accompanying statement of financial condition of Bennett Ross, Inc. as of March 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. The statement of financial condition of Bennett Ross, Inc. as of March 31, 2010, was audited by other auditors whose report dated May 11, 2010, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bennett Ross, Inc. as of March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the 2011 statement of financial condition taken as a whole. The accompanying 2011 supplementary information is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2011 statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the 2011 statement of financial condition taken as a whole. The report of other auditors dated May 11, 2010, on the 2010 supplementary information stated that, in their opinion, such information was fairly stated in all material respects in relation to the 2010 statement of financial condition taken as a whole.

Joseph Decosimo and Company, PLLC

Chattanooga, Tennessee
May 26, 2011

BENNETT ROSS, INC.

STATEMENTS OF FINANCIAL CONDITION

March 31, 2011 and 2010

	2011	2010
ASSETS		
Cash	$ 22,885	$ 3,791
Investment securities, at fair value	500	6,336
Commissions and other receivable	9,759	9,461
Prepayments	4,967	-
Computer equipment, net of accumulated depreciation of $813 for 2011	3,369	-
Other assets	1,256	-
TOTAL ASSETS	$ 42,736	$ 19,588
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions payable	$ 7,715	$ 8,044
Accounts payable and accrued expenses	1,258	530
Payable to related party	2,311	-
Deferred rent	2,420	-
Total liabilities	13,704	8,574
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 1,000 shares authorized; 10 shares issued	10	10
Additional paid-in capital	111,522	14,490
Accumulated deficit	(82,500)	(3,486)
Total stockholder's equity	29,032	11,014
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 42,736	$ 19,588

The accompanying notes are an integral part of the statement of financial condition

BENNETT ROSS, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

DESCRIPTION OF BUSINESS - Bennett Ross, Inc. (the Company), a Texas corporation, operates as a direct-participation broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is licensed to operate in seven states. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

CASH - Cash consists of cash in banks which is held at one major financial institution. The account may exceed federally insured amounts at times and may at times significantly exceed statement of financial condition amounts due to outstanding checks.

INVESTMENT SECURITIES - The Company's investment securities are purchased and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are carried at fair value on the statements of financial condition.

FAIR VALUE MEASUREMENTS - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Generally accepted accounting principles establish a fair value hierarchy which gives the highest priority to observable inputs such as quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to inputs from observable data other than quoted prices (Level 2) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The Company's investment securities are valued using Level 1 inputs.

COMMISSIONS RECEIVABLE - Commissions receivable represent commissions due on purchase and sale of mutual fund investments and real estate investment trusts from members of the Securities Investors Protection Corporation. The Company performs periodic evaluations of the creditworthiness of these companies and generally does not require collateral to support receivables. Commissions receivable are generally expected to be collected within 30 days of the trade date. Management has assessed that, based on the nature of these receivables and historical collection information, an allowance for doubtful accounts is not necessary.

COMMISSIONS PAYABLE - Commissions payable represent compensation payable to representatives for placement of mutual funds and other securities approved by the Company and are equal to 90% of gross commissions receivable.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

COMPUTER EQUIPMENT - Computer equipment is stated at cost less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the statements of financial condition. Deferred tax assets and liabilities are recognized for the estimated future tax effects attributed to temporary differences between the book and tax bases of assets and liabilities and for carryforward items. The measurement of current and deferred tax assets and liabilities is based on enacted law. As of March 31, 2011 and 2010, management determined that a valuation allowance was necessary for the full amount of deferred tax assets.

The benefit of a tax position is recognized in the statement of financial condition in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of March 31, 2011, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties.

The Company files income tax returns in the U.S. federal and various state jurisdictions. The Company is no longer subject to U.S. federal and state tax examinations by tax authorities for years before 2008.

ESTIMATES AND UNCERTAINTIES - The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

RECLASSIFICATIONS - Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

SUBSEQUENT EVENTS - The Company has evaluated subsequent events for potential recognition and disclosure through May 26, 2011, the date the statement of financial condition was available to be issued.

NOTE 2 - INVESTMENT SECURITIES

As of March 31, 2011, investment securities, which are all considered available-for-sale, are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ -	$ 500	$ -	$ 500

As of March 31, 2010, investment securities, which are all considered available-for-sale, are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 8,100	$ -	$ 1,764	$ 6,336

NOTE 3 - LEASE COMMITMENTS

The Company leases the office space under a noncancelable operating lease which expires October 31, 2013. The Company's future minimum payments under this noncancelable lease as of March 31, 2011, are as follows:

Year ending	
March 31, 2012	$ 15,067
March 31, 2013	15,067
March 31, 2014	8,789
	$ 38,923

NOTE 4 - INCOME TAXES

The components of deferred income taxes are summarized as follows:

	2011	2010
Deferred tax assets		
Net operating loss carryforward	$ 15,400	$ 4,209
Accrued expenses	(600)	-
	14,800	4,209
Valuation allowance	(14,800)	(4,209)
Net deferred tax asset	$ -	$ -

As of March 31, 2011, the Company had $103,000 of loss carryforwards which, if not utilized, will begin to expire in 2030.

NOTE 5 - RELATED PARTY TRANSACTIONS

Extensor Capital N.A., LLC, the sole shareholder, paid $2,311 in expenses on behalf of the Company during the year ended March 31, 2011. As of March 31, 2011, this amount represents a payable to a related party and is included on the statement of financial condition.

NOTE 6 - COMMON STOCK

On March 23, 2010, Extensor Capital N.A., LLC entered into a stock purchase agreement acquiring 100% of the Company's outstanding stock. This change in ownership was approved by FINRA on June 24, 2010.

NOTE 7 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's minimum net capital requirement totaled $5,000 as of March 31, 2011, and its defined net capital and net capital ratio totaled $15,707 and 0.87 to 1 as of March 31, 2011, and $8,579 and 1 to 1 as of March 31, 2010.

SUPPLEMENTARY INFORMATION

BENNETT ROSS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

March 31, 2011 and 2010

	2011	2010
Net capital		
Total stockholder's equity	$ 29,032	$ 11,014
Liabilities subordinated to claims of general creditors	-	-
	29,032	11,014
Less non-allowable assets -		
Commissions and other receivable	3,233	886
Prepayments and other assets	6,223	599
Computer equipment, net	3,369	-
Haircuts on securities -		
Investment securities	500	950
	13,325	2,435
Net capital	$ 15,707	$ 8,579
Aggregate indebtedness		
Commissions payable	$ 7,715	$ 8,044
Accounts payable and accrued expenses	1,258	530
Payable to related party	2,311	-
Deferred rent	2,420	-
	$ 13,704	$ 8,574
Percentage of aggregate indebtedness to net capital	87 %	100 %
Minimum net capital required to be maintained (greater of $5,000 or 6-2/3% of aggregated indebtedness)	$ 5,000	$ 5,000
Excess net capital	$ 10,707	$ 3,579
Excess net capital at 1000% (net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement)	$ 9,707	$ 2,579

Reconciliation with Company's Computation of Net Capital with Audited Computation March 31, 2011

Net capital, per Part IIA of Form X-17-a-5(a) filed as of March 31, 2011	$ 15,707
Net capital, per above calculation	$ 15,707

BENNETT ROSS, INC.

REPORT ON INTERNAL CONTROL

March 31, 2011

DECOSIMO

BENNETT ROSS, INC.
REPORT ON INTERNAL CONTROL
March 31, 2011

S ail Processing
Section

MAY 3 1 2011

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2010 (MM/DD/YY) AND ENDING 03/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bennett Ross, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 East 15th Street, Suite 405
(No. and Street)

Fort Worth (City) Texas (State) 76102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth N. Wiseman, II 817-900-8454
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Decosimo and Company, PLLC
(Name – *if individual, state last, first, middle name*)

Suite 1100 - Two Union Square, Chattanooga, Tennessee 37402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth N. Wiseman, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bennett Ross, Inc., as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres / CEO

Title

5/27/11

Notary Public

NOTARY PUBLIC ANTHONY TE STATE OF COLORADO

My Comm. Exp. 11-08-2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DECOSIMO
CERTIFIED PUBLIC ACCOUNTANTS

Joseph Decosimo and Company, PLLC
Suite 1100 - Two Union Square
Chattanooga, TN 37402
www.decosimo.com

To the Board of Directors and Stockholder

Bennett Ross, Inc.

Fort Worth, Texas

In planning and performing our audit of the financial statements of Bennett Ross, Inc. as of and for the year ended March 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of March 31, 2011, to meet the SEC's objectives.

This communication is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Decosimo and Company, PLLC

Chattanooga, Tennessee

May 26, 2011